# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IM Cannabis Corp., CIK 0001792030
CUSIP: 44969Q505
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 20 Raoul Wallenberg Street, Tel Aviv, Israel (L3), 6971916
Date of event which requires filing of this statement: 09/24/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001749628

## Reporting persons
- L.I.A. Pure Capital Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 164,585; shared voting power 0; sole dispositive power 164,585; shared dispositive power 0; aggregate amount beneficially owned 164,585 (9.99% of the class)
  Comment: *Percentage calculated based on 1,647,494 common Shares, no par value per share, of IM Cannabis Corp. (the "Issuer") issued and outstanding as of the date hereof, which amount was provided to the Reporting Person by the Issuer.

## Item 1. Issuer
Name of issuer: IM Cannabis Corp.
Address of issuer's principal executive offices: Kibbutz Glil Yam, Central District, Israel 4690500

## Item 2. Person Filing
Name of person filing: L.I.A. Pure Capital Ltd.
Address of principal business office or, if none, residence: 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L.I.A. Pure Capital Ltd.: /s/ Kfir Silberman, Kfir Silberman / Chief Executive Officer (09/30/2026)